UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014
Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes      No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes      No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

English translation of a Relevant Event filed with the Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) on January 2, 2014 and related information provided by Petróleos Mexicanos for purposes of this filing.

* * *

PETRÓLEOS MEXICANOS

Date: January 2, 2014

MEXICO, D.F.

Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters.

On December 20, 2013, the Decreto por el que se reforma y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en materia de energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters, or the “Decree”) was published in the Diario Oficial de la Federación (Official Gazette of the Federation). The Decree amends Articles 25, 27 and 28 of the Political Constitution of the United Mexican States and includes transitorios (transitional articles) that set forth the general framework for the secondary legislation. The following are the main points of the Decree:

•         Solid, liquid and gaseous hydrocarbons located in the subsoil of Mexico remain the property of the Mexican nation.

•	The Mexican nation shall carry out exploration and extraction activities through assignments to productive state-owned companies (as described below) or through agreements with such productive state-owned companies or with private sector companies, in accordance with the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs).

•	Within 120 days of the Decree taking effect, the Mexican Congress shall make the necessary adjustments to the legal framework regulating the contractual regime for upstream activities. These adjustments may include, among other things, the creation of licenses, service contracts, profit-sharing contracts or production-sharing contracts to carry out the exploration and extraction of solid, liquid or gaseous hydrocarbons on behalf of the Mexican nation. This contractual regime will also regulate contracts among productive state-owned companies and private sector companies in accordance with Article 27 of the Political Constitution of the United Mexican States. The Mexican Government shall define, in each case, the contractual regime best suited to maximize the Mexican nation’s income.

•	Within two years after the date on which the Decree takes effect, Petróleos Mexicanos will be converted from a decentralized public entity to a productive state-owned company pursuant to the applicable secondary legislation to be issued. During the two-year transition period, Petróleos Mexicanos will be entitled to be awarded the allocations and agreements mentioned above. The applicable secondary legislation will set forth, among other things, that the purpose of a productive state-owned company is to create economic value while adhering to principles of equity as well as social and environmental responsibility; that its organization, management and corporate structure must be consistent with international best practices to ensure technical and managerial autonomy; and that its Board of Directors will be composed of five independent members and five members of the Federal Government, including the Secretary of Energy who will preside over it.

•	Within 90 days after the date on which the Decree becomes effective, Petróleos Mexicanos shall request that the Secretaría de Energía (Ministry of Energy) assign to it certain exploration and production areas based on its operational capacity. The Ministry of Energy, with the technical assistance of the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission), shall issue a corresponding decision within 180 days after the date on which Petróleos Mexicanos submitted its request.

•	A decentralized public entity named Centro Nacional de Control del Gas Natural (National Center of Natural Gas Control) shall be created, which will be responsible for the operation of the national pipeline system that transports and stores natural gas. Pursuant to the applicable secondary legislation, Petróleos Mexicanos and its subsidiary entities will transfer to the National Center of Natural Gas Control the resources necessary for it to acquire and manage the system and thereby provide services to the corresponding users.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Carlos Caraveo SÁnchez

Carlos Caraveo Sánchez

Associate Managing Director of Finance

Date: January 10, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant developments in the global economy;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.